SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X     Form 40-F
          ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following is included in this Report on Form 6-K:

1.     2005 Third Quarter Report

2. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. Certification of Interim Filings by Chief Executive Officer, dated November 10, 2005

4. Certification of Interim Filings by Chief Financial Officer, dated November 10, 2005

                                                       2005 THIRD QUARTER REPORT




                                [Hemosol Corp.]

LETTER TO SHAREHOLDERS
For the period ended September 30, 2005

Dear Shareholders:

While the third quarter was a period of significant technical and operational success it has been a major disappointment in terms of securing the financial resources the company needs to realize on its significant potential.
Operationally:

o We continued to successfully scale-up the Cascade to meet the requirements for clinical trial activity and completed the design of the Cascade's secondary processes which are key to both clinical and commercial activity;

o We established excellent working relationships with potential key customers for Cascade products; and

o We received FDA guidance in two key areas - first, we established the regulatory path for our planned IGIV product that would have put us on track to file an Investigational New Drug application ("IND") for a phase III clinical trial in April, 2006 and second, we obtained clear directions on the development of our second generation hemoglobin-based oxygen carrier that would put us on track for the necessary pre-clinical studies in support of an IND for a phase I clinical trial; and

o We have advanced discussions with several potential partners and investors for the development of our pipeline products, notably our drug delivery technology and a monoclonal antibody-based therapy intended for the treatment of Epo, non-responsive anemia.

In order to preserve our remaining cash and allow us to continue to seek a financing or strategic transaction that would deliver value to our stakeholders, subsequent to quarter-end, we issued layoff notices to approximately two-thirds of our staff. As a result, we also suspended the provision of bio-manufacturing services and reached a mutual agreement with Organon Canada Ltd. to terminate the Supply and Manufacturing Agreement we entered into on September 28, 2004. This termination is effective immediately and without penalty to either party.

Despite significant uncertainty surrounding the Company's immediate future, our belief in the commercial potential of our therapeutic protein initiative and our portfolio of pipeline products is stronger than ever. We have conducted numerous runs of the Cascade technology and the results have consistently exceeded our expectations. Similarly, there have been significant advances in our pipeline which bodes well for the licensing, partnering and independent funding discussions underway. We continue to pursue a number of strategic initiatives and we have also begun discussions with our secured creditors with respect to our financial position and steps that may be available to preserve maximum value.

On a personal note, I want to thank all of our employees who have worked diligently and with limited resources to achieve extraordinary results. Our inability to date to secure adequate financing is in no way a reflection of their efforts nor the potential of our technology. Our state-of-the-art facility and the underlying technology belong as part of Canada's biotechnology future. We will continue to work through the current challenges with the goal of resuming full operations in order to realize the full commercial potential of our people, technology, pipeline and therapeutic protein initiative.

Yours truly,

/s/ Lee Hartwell

Lee Hartwell
President and CEO
November 9, 2005

                                                                November 9, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2005 ("Q3" or the "Third Quarter)

The following information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and should also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Hemosol Corp.'s 2004 Annual Report. The Company's external auditors have not reviewed its third quarter interim consolidated financial statements or Management's Discussion and Analysis..

Note: All figures discussed in this section are stated in Canadian dollars except where noted and all references to "Common Shares" refer to the common shares of the Company.

THE COMPANY
Hemosol Corp. ("Hemosol or the Company") is a specialty biopharmaceutical company focused on the discovery, development and manufacture of therapeutic blood proteins. The Company was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to the business of LPBP Inc. (formerly, Hemosol Inc.), which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, the Company concluded a Plan of Arrangement (the "Arrangement") involving Hemosol Inc. (which was renamed LPBP Inc. after the Arrangement became effective), its security holders and MDS Inc ("MDS"). All of Hemosol's business is conducted through, and all of Hemosol's assets are held by Hemosol LP, a limited partnership. Hemosol is the general partner of Hemosol LP and LPBP Inc. is the limited partner. Hemosol owns approximately 93% interest in Hemosol LP and LPBP Inc. has approximately 7% interest in Hemosol LP.

Hemosol's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol HML and on the NASDAQ National Market ("NASDAQ") under the symbol HMSL. On June 7, 2005, the Company filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. All amounts in this quarterly report reflect the post-consolidation Common Shares and post-consolidation Common Share price unless otherwise noted.

RECENT EVENTS

FINANCING ACTIVITIES
During the Third  Quarter the  Company  announced  that it had  entered  into an agreement with an agent under which a syndicate sought to market, on a "best efforts" basis, a private placement of units consisting of one common share and one common share purchase warrant. The syndicate was provided with a mandate to raise up to $10 million with an agents' option to raise up to an additional $5 million for a total of up to approximately $15 million. The successful completion of this private placement is necessary given that the Company requires additional capital to continue as a going concern. Both during the third quarter and subsequent to quarter-end, the Company held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. The Company has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that the Company will be able to complete any such transactions given its current financial resources and the Company is in discussions with its secured creditors with respect to its current financial position and steps that may be available to preserve maximum value.

CASH CONSERVATION
Subsequent to quarter-end on October 28, 2005 the Company served approximately two thirds of its employees with layoff notices. The layoffs were necessary in order for the Company to conserve its remaining cash in order to continue to pursue potential strategic relationships and various financing options. As a result of this significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade (as defined below). Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties and, accordingly, effective November 8, 2005, the Company and Organon Canada Ltd. mutually agreed to terminate the Manufacturing and Supply Agreement dated September 24, 2005. This termination was implemented without additional cost or penalty to either party.

NASDAQ Listing
On November 3, 2005 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of U.S.$1.00 per Common Share during the 30 consecutive business days preceding such date and that it had 180 days, or until May 2, 2006, to regain compliance. A failure to do so, could result in the de-listing of the Company's Common Shares from the NASDAQ.

OVERVIEW
Prior to the layoffs noted above, the Company was in the process of implementing a separation process that uses a novel technology (called affinity chromatography) to recover valuable therapeutic proteins from human plasma. This process is referred to as the "Cascade". As a result of the recent significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade. Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties

The Company obtained exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ("ProMetic") that was finalized in June 2004. As of March 31, 2005, a pilot or 30-litre scale process of the Cascade was successfully implemented at the Company's state-of-the-art Meadowpine manufacturing facility (the "Meadowpine Facility"). Provided that sufficient funding is obtained, efforts for the balance of 2005 and 2006 will focus on implementation of the Cascade on a clinical scale, following which:

     o Investigational New Drug ("IND") applications related to the three initial lead proteins will be prepared for submission to the U.S. Food and Drug Administration ("FDA"), followed by

     o Clinical development, trial activity and full commercial scale-up of the Cascade process.

The Company has chosen Immune Globulin Intravenous 10% ("IGIV") as the first protein product to advance through the clinical development and regulatory process in order to seek approval to commence commercial production. IGIV is comprised of naturally occurring antibodies that are normally produced in the human body, however, in some cases patients cannot produce sufficient quantities of these antibodies and are required to receive IGIV infusions every 3 to 4 weeks to avoid infectious diseases. The intended clinical development plan for Hemosol's IGIV protein product will begin with FDA acceptance of an IND, followed by a pivotal trial in patients diagnosed with Primary Immune Deficiency disease. Patients will be dosed for approximately 12 months and results will be compared to historical controls. The Company reviewed these clinical development plans with the FDA in early August 2005. During these discussions the FDA agreed with the Company's basic proposed clinical development plans while offering additional valuable guidance. If clinical development of the Company's IGIV product is completed successfully in line with these discussions the clinical data would support the approval of a Biological License Application for the treatment of patients with Primary Immune Deficiency. Upon successful completion of this regulatory program, a commercial product may be available for launch in 2008. Concurrently with IGIV the Company also intends to pursue regulatory approval for two other key therapeutic protein products: Alpha 1 Proteinase

Inhibitor and von Willebrand Factor/Factor VIII. The Company had expected to file INDs and commence pivotal trials for each of these additional drug candidates in 2006, however given the Company's limited resources, this timeline may not be possible to achieve. As previously stated, the Company has completed pre-commercial pilot scale runs for the extraction of all three protein products at a 30-litre scale and results to date have demonstrated increased production yields of all three protein products. The Company estimates that after final processing these yields will range from 30 - 375% greater than current industry averages depending on the protein.

The Company is undertaking a number of strategic options with respect to generating the necessary capital required to execute its therapeutic protein initiative. These activities include continuing to pursue discussions with strategic and financial partners in addition to raising the requisite funds by way of the capital markets. During the third quarter, the Company's monthly cash used in operating activities was approximately $1.4 million, exclusive of any milestone payments that may come due pursuant to the ProMetic license agreement. Following the layoff of employees and suspension of bio-manufacturing services and scaled back implementation of the Cascade noted above, the monthly burn has been reduced to approximately $0.4 million

In addition to the implementation of the Cascade, the Company maintains a portfolio of early-stage protein-based therapeutics to treat cancer, anemia and certain infectious diseases. The Company is actively pursuing alternative funding and licensing agreements to further advance this portfolio.

Prior to entering into the strategic alliance with ProMetic in June 2004, the Company's principal focus had been on the development of HEMOLINK(TM) (hemoglobin raffimer) ("HEMOLINK(TM)"), a highly purified, human-derived oxygen therapeutic product (historically termed a "blood-substitute"). HEMOLINK(TM) was prepared through a series of steps involving hemoglobin purification and chemical modification, reducing the risk of viral contamination compared to a unit of donor red blood cells ("RBC").

There was a significant effort by the Company in 2004 to modify HEMOLINK(TM) and to investigate its effects in pre-clinical studies. These studies were largely conducted and completed in 2004 in preparation for discussion with the FDA that was subsequently held in March 2005. This meeting helped to clarify further pre-clinical development required for HEMOLINK(TM) prior to the re-initiation of clinical trials. Based upon a combination of the outcome of this meeting, the nature of the product changes required and the resources and new focus of the Company, Hemosol has elected to pursue HRC 101 as a more cost effective, late pre-clinical product for development in this sector, subject to available resources. HRC 101 is targeted at high volume blood loss indications as may occur during emergency blood loss situations where the life saving quality of the product may be most effectively demonstrated. Hemosol's extensive drug development experience in and understanding of, the field from the technical, regulatory and clinical perspective has been fully captured in the design of this next generation oxygen therapeutic, positioning the Company to compete effectively in this sector.

Data from studies conducted by Hemosol and its collaborators on the Company's second generation hemoglobin based oxygen carrier (commonly known as an "HBOC") HRC 101, were presented at the International Society of Blood Substitutes meeting in Rhode Island in June. These studies have helped to define the required performance criteria in terms of the safety and efficacy for HRC 101 and have lead to the selection of the optimal formulation for further development. In the third quarter of 2005, Hemosol had a meeting with the FDA to review the development plan in support of human clinical trials. As a result of this meeting, the Company obtained clear direction on the necessary pre-clinical studies required to support an IND for a phase I clinical trial. Hemosol is actively seeking partners for clinical and commercial development of HRC 101 in clinical indications where the life saving qualities of this class of product may be best demonstrated and in jurisdictions where blood availability may be limited.

Other developments in the pipeline, while currently being maintained, include the advancement of the hemoglobin-based drug delivery technology and the advancement i of cell therapeutics.

2005 FINANCING TRANSACTIONS
On March 30,  2005 the  Company  entered  into  agreements  related  to  private placement transactions resulting in gross proceeds to the Company of approximately $13.4 million. These agreements included (i) a securities purchase agreement providing for the issuance to Laurus Master Fund, Ltd. ("Laurus") of a U.S. $5 million convertible note and a warrant to purchase 682,280 Common Shares, and (ii) an agency agreement and subscription agreements relating to the sale of 10,945,746 special warrants by the Company. The closing of the private placement transactions occurred on April 8, 2005. These transactions are described below.


SPECIAL WARRANT ISSUE
On March 30, 2005, Hemosol entered into an agency agreement providing for the sale (the "Special Warrant Offering") of 10,945,746 special warrants (the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited ("LOM") and Life Science Group, Inc. ("LSG" and, together with LOM, the "Agents"), as agents. The Special Warrants were issued on April 8, 2005 at a purchase price of $0.67 each for gross proceeds of $7,334. Each Special Warrant entitled the holder to acquire, at no additional cost, one quarter of a Common Share and one quarter of a Common Share purchase warrant of the Company (a "Warrant"). As a result a total of 2,736,436 Common Shares and 2,736,436 Warrants were issued upon exercise of the Special Warrants. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $4.00 per Common Share at any time prior to April 8, 2010. A prospectus qualifying the distribution of the Common Shares and Warrants underlying the Special Warrants was filed on June 20, 2005. Any Special Warrants that remained unexercised on June 27, 2005 were automatically exercised, without any further action on the holder's part on that date.

As partial compensation for their services, the Agents received broker's warrants entitling each of the Agents to acquire, without additional consideration, that number of compensation options equal to 5% of the number of Special Warrants sold by such Agent pursuant to the Special Warrant Offering. A total of 547,287 broker warrants exercisable into 547,287 compensation options were issued to the Agents. Every four compensation options exercised by the holder thereof entitles the holder to purchase one Common Share and one Warrant at a price of $2.68 at any time prior to April 8, 2010. In addition, LSG acted on behalf of Hemosol in the solicitation of the Laurus Placement (as defined below) and in partial consideration for such services received Warrants to purchase an additional 18,116 Common Shares.

LAURUS PLACEMENT On March 30, 2005, the Company entered into a securities purchase agreement (the " Securities Purchase Agreement") with Laurus, pursuant to which Hemosol issued to Laurus on April 8, 2005, on a private placement basis (the "Laurus Placement"), a convertible note (the "Laurus Note") collateralized by a second charge over all of Hemosol's assets, other than its rights to HEMOLINK. The Laurus Note in the principal amount of U.S. $5 million has a term of three years, and is convertible into Common Shares at a conversion price per Common Share (the "Conversion Price") equal to U.S. $2.76, subject to adjustment in accordance with the terms of the Laurus Note. The Laurus Note bears interest at a rate equal to the prime rate plus 2% (subject to adjustments), and principal repayment will not commence until the tenth month of the term. Interest and principal under the Laurus Note may be paid in Common Shares if certain conditions are met and the rate of interest will be decreased in stages if the market price of the Common Shares appreciates to specified levels. The Laurus Note provides that if Hemosol issues any Common Shares or securities convertible into Common Shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Laurus Note (subject to certain exceptions) for a consideration per Common Share that is lower than the Conversion Price, the Conversion Price shall be reduced to such lower consideration.

In addition, pursuant to the Securities Purchase Agreement, Hemosol issued to Laurus a warrant (the "Laurus Warrant") to purchase 682,280 Common Shares exercisable within five years, 366,140 of which have an exercise price of U.S. $3.44 per Common Share and 316,140 of which have an exercise price of U.S. $4.16 per Common Share, and all of which are subject to certain adjustments.

EXTENSION OF LOAN
On March 30, 2005, Hemosol entered into an amended and restated commitment letter (the "Amended and Restated Commitment Letter") with The Bank of Nova Scotia (the "Bank") pursuant to which the Bank extended the term of the $20 million loan (the "Loan") of Hemosol LP, from May 25, 2005 to May 25, 2007, conditional upon the MDS Guarantee Extension (as defined below). In addition, the Bank extended to the Company a "bulge facility" which is a temporary increase in the size of the credit facility of up to an additional $1 million. A total of $500,000 was drawn down under this bulge facility on April 4, 2005 and then re-paid on April 8, 2005 with a portion of the proceeds from the financing transactions. A fee of $100,000 was paid to the Bank in consideration of the extension of the Loan.

EXTENSION OF MDS GUARANTEE
On March 30, 2005, Hemosol also entered into a memorandum of understanding with MDS (the "MDS Memorandum") pursuant to which MDS agreed to extend the term of its guarantee of the Loan from June 20, 2005 to June 20, 2007 (the "MDS Guarantee Extension") in consideration for the issuance of a warrant to acquire 687,500 Common Shares, the granting of certain additional covenants by Hemosol and the entering into of a registration and sale participation rights agreement (the "Registration Agreement"). The Registration Agreement provides that if Hemosol raises net proceeds from any financing through the issuance of securities which generates in excess of U.S. $35 million where:

     o Such financing is by way of a public offering which includes the filing of a prospectus (a "Prospectus Offering"), Hemosol will grant to MDS the right to qualify the Common Shares and/or warrants held by MDS ("MDS Held Securities") under the same prospectus; and

     o in the event of a private placement (a "Private Placement") of securities of Hemosol, MDS will have the right to sell a portion of the MDS Held Securities to the purchasers of such Private Placement; provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such Prospectus Offering or Private Placement. In addition, where the managing underwriter or lead agent selected for any Prospectus Offering or Private Placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the prospectus or Private Placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.

In connection with the MDS Memorandum, on April 8, 2005, Hemosol entered into a subscription agreement with MDS governing the issuance by Hemosol to MDS of a warrant to purchase 687,500 Common Shares (the "MDS Warrant"). The MDS Warrant, which was issued to MDS on April 8, 2005, has an exercise price of $3.36 per Common Share (subject to adjustments in accordance with its terms) and a term of five years from the date of issue. One half of the MDS Warrant vested immediately upon issuance thereof and the remaining one half will vest in equal portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the MDS Guarantee Extension is terminated, at which time the MDS Warrant will fully vest.

PROMETIC ISSUANCE
On March 30, 2005 and April 6, 2005, Hemosol and ProMetic entered into amendments (the "ProMetic License Amendments") to the license agreement between Hemosol and ProMetic dated June 1, 2004. Pursuant to these amendments, the $4 million milestone payment, which was due to ProMetic as a result of the successful implementation of the Cascade process at the 30-litre pilot scale, has been replaced with a cash payment of $1.1 million and the issuance to ProMetic of 872,093 Common Shares.

STRATEGIC ALLIANCE WITH PROMETIC
During the first quarter, the Company achieved its first milestone under the license agreement with ProMetic relating to the attainment of the 30-litre pilot-scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to have made a cash milestone payment of $4 million to ProMetic. In accordance with the ProMetic License Amendments the Company settled the $4 million milestone payment with a cash payment of $1.1 million and the issuance to ProMetic of 872,093 Common Shares, reducing the total payment under all remaining milestone payments to $10 million. The Company will require further capital to allow it to make the remaining milestone payments.

As part of the strategic alliance with ProMetic, ProMetic is the exclusive supplier of affinity absorbents, or ligands, referred to herein as "resins", which are necessary for the isolation and purification of proteins from plasma using the Cascade, and ProMetic has agreed to supply such resins on commercially reasonable terms and in quantities sufficient to meet all requirements.

BIO-MANUFACTURING
Prior to the layoff of employees and conservation of cash resources noted above, Hemosol was actively pursuing opportunities to generate revenues over the short to mid-term by using its new sterile vial filling suite to provide bio-manufacturing services to companies in the biotechnology sector. Hemosol believes that there is demand for these services and subject to receipt of additional funding, the Company intends to continue to pursue these opportunities.

ORGANON
On September 28, 2004, the Company announced that it had entered into a manufacturing and supply agreement (the "Supply Agreement") with Organon Canada Ltd. ("Organon). As a result of the suspension of bio-manufacturing activity, effective November 8, 2005 the Company and Organon mutually agreed to terminate the Supply Agreement. This termination was implemented without additional cost or penalty to either party.

NASDAQ Listing
On June 21, 2004 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of U.S.$1.00 per Common Share during the 30 consecutive business days preceding such date and that it had 180 days, or until December 20, 2004, to regain compliance. On December 21, 2004, the Company received a letter from NASDAQ informing it that, although the Company had not regained compliance with the minimum bid price requirement, since it met NASDAQ's initial inclusion criteria, it would be provided with an additional 180 days, or until June 16, 2005, to regain compliance. On June 7, 2005, the Company filed articles of amendment for the consolidation of its Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares and since June 10, 2005 the Common Shares have been trading on a post-consolidation basis. On June 24, 2005, the Company was informed by NASDAQ that it had regained compliance with the minimum bid price requirement. On November 3, 2005 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of $U.S.
1.00 per Common share during the 30 consecutive business days preceding such date and that it had 180 days, or until May 2, 2006, to regain compliance.

SHARE CONSOLIDATION
On June 7, 2005, the Company filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirement of NASDAQ and retain its NASAQ listing. The Common Shares started trading on a consolidated basis on the TSX and NASDAQ on June 10, 2005. All amounts in this quarterly report reflect the post consolidated Common Shares and post consolidation Common Share prices unless otherwise noted.

RESULTS OF OPERATIONS

FOR THE PERIOD ENDED SEPTEMBER 30, 2005

NET LOSS
For the quarter ended September 30, 2005 the Company had a net loss of $6.1 million or $0.35 per share, compared with a net loss for the quarter ended September 30, 2004 of $3.6 million or $0.25 per share.

Included in this quarter's results were spending related to the Supply Agreement with Organon, amortization of non-cash deferred charges of $0.2 million related to financing costs and additional depreciation of $1.0 million as a result of the Company starting to amortize the technical equipment it deemed available for use in the first quarter of 2005. These costs were partially offset by the recording of minority interest of $0.5 million, as a result from the 7% partnership interest held by LPBP Inc. in Hemosol LP and $0.4 million of revenue related to the Supply Agreement with Organon. The net loss for the quarter ended September 30, 2004 included non-cash stock based compensation expenses of $1.4 million offset by the reversal of a future tax liability of $2.0 million related to the April 2004 Plan of Arrangement primarily as a result of accumulated tax losses.,

REVENUE
Our revenue was derived from the sale of the Hepalean product related to the Supply Agreement with Organon of $0.2 million , Organon's portion of performance qualification costs of $0.1 million and a sale of purified Hemoglobin of $0.1 million.

OPERATING EXPENSES
The Company's operating expenses consist of research and development expenses, manufacturing start-up and overhead expenses, administration, marketing and business development, and support services expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing materials for clinical trials as well as manufacturing start- up and validation costs for our commercial fill-finish operations. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as directors and officers insurance and human resource development costs.

Marketing and business development costs are comprised of business development costs associated with contract manufacturing and pipeline partnering activities.

Support services include the cost of information technology, security, materials management, and purchasing.

Total operating expenses increased from $5.6 million for the quarter ended September 30, 2004 to $5.7 million for the quarter ended September 30, 2005 an increase of $0.1 million, bringing operating expenses for the nine months ended September 30, 2005 to $18.0 million compared with $13.6 million for the same period in the prior year. This increase for the nine month period results from the recording of an additional $3.1 million in depreciation for the technical equipment that is now deemed available for use, for increased bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon, and increased activity in support of the issuance of the Establishment License by Health Canada which occurred on June 30, 2005.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES
Scientific and process development expenses increased from $3.3 million for the quarter ended September 30 2004, to $4.1 million for the quarter ended September 30, 2005, an increase of $0.8 million. This brought scientific and process development expenses for the nine months ended September 30, 2005 to $13.7 million compared to $7.9 million for the same period in the prior year. This increase was mainly due to increased activity related to the Company's bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon and costs related to the requisite validation and licensing of the Meadowpine Facility by Health Canada. Included in this amount is additional depreciation of approximately $3.1 million for the technical equipment that is now deemed available for use.

REGULATORY AND CLINICAL EXPENSES
Regulatory and clinical expenses decreased from $0.4 million for the quarter ended September 30, 2004 to $0.2 million for the quarter ended September 30, 2005, a decrease of $0.2 million. This brought regulatory and clinical expense for the nine months ended September 30, 2005 to $0.8 million compared with $1.0 million for the same period in the prior year. These costs represent routine baseline regulatory and clinical support activities.

ADMINISTRATION EXPENSES
Administration expenses decreased from $1.4 million for the quarter ended September 30, 2004 to $1.2 million for the quarter ended September 30, 2005, a decrease of $0.2 million. This brought administration expenses for the nine months ended September 30, 2005 to $2.6 million compared to $3.6 million for the same period in the prior year. This decrease was due primarily to lower stock-based compensation expense of $1.0 million in the current period.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES
Marketing and business development expenses decreased slightly for the quarter ended September 30, 2005, a decrease of $0.04 million. This brought marketing and business development expenses for the nine months ended September 30, 2005 to $0.7 million compared with $0.6 million for the same period in the prior year. This increase primarily resulted from increased activity for business development costs associated with the bio-manufacturing initiative and partnering activities related to the drug development pipeline.

AMORTIZATION OF DEFERRED CHARGES
Amortization of deferred charges for the quarter ended September 30, 2005, was $0.2 million, which represents charges related to a portion of the warrants issued to MDS, a related party, in relation to the $20 million credit facility for its guarantee of the Loan as well as charges related to the convertible debt issued on April 8, 2005. This brought amortization of deferred charges for the nine months ended September 30, 2005 to $0.8 million compared with $1.8 million for the same period in the prior year. The financing costs in the prior year of $1.8 million related to the plan of arrangement with MDS under which the Company, through a re-organization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing accumulated future tax assets for a $16.0 million cash infusion.

INTEREST AND ACCRETION EXPENSE
Net interest expense increased from $0.2 million for the quarter ended September 30, 2004 to $0.6 million for the quarter ended September 30, 2005, an increase of $0.4 million. This brought net interest expense for the nine months ended September 30, 2005 to $1.5 million which includes an accretion expense of $0.4 million, compared with $0.7 million for the same period in the prior year with no accretion expense. This increase was a result of interest being paid and accreted on the convertible debt.

Each month, the Company is required to recognize accretion interest on the carrying value of the Note such that the carrying value of the Note on March 30, 2008 will equal the amount of its final principal payment of U.S.$2.7 million due on that date. To date the Company has recognized $0.4 million in accreted interest expense.

NET GAIN ON ARRANGEMENT
The Net gain for the period ended June 30, 2004 is related to the Arrangement. The net gain on this transaction amounted to $6.8 million and is comprised of cash received of $16.0 million and the fair value of the 0.5% interest in LPBP Inc. amounting to $0.3 million less the 7% minority interest in Hemosol LP owned by LPBP Inc. of $6.2 million, future tax liabilities that arose because of the transaction amounting to $3.7 million and the transaction costs of $2.1 million.

MINORITY INTEREST

The Minority Interest results from the 7% partnership interest held by LPBP Inc. in Hemosol LP.

CASH FLOW

OPERATING ACTIVITIES
The cash used by operating activities increased from $3.4 million for the quarter ended September 30, 2004 to $3.9 million for the quarter ended September 30, 2005, an increase of $0.5 million. This brought cash used by operating activities for the nine months ended September 30, 2005 to $13.9 million compared with $11.6 million for the same period in the prior year. This increase in cash used by operating activities related to the Company's bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon, costs related to the requisite validation and licensing of the Meadowpine Facility by Health Canada and the timing of payment of outstanding payables.

INVESTING ACTIVITIES
The cash used in investing activities for the nine months ended September 30, 2005 was a result of the Company achieving the first milestone relating to the attainment of the 30-litre-pilot scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to make a cash payment of $4.0 million to ProMetic. As noted above in the section "2005 Financing Transactions" Hemosol and ProMetic amended the license agreement, and Hemosol settled the $4.0 million milestone payment with the payment of $1.1 million in cash and the issuance to ProMetic of 872,093 Common Shares.

The cash provided by investing activities for the nine months ended September 30, 2004 was a result of completing the Arrangement, for which the Company received $15.0 million ($12.9 million net of transaction expenses) from LPBP Inc. The cash used in investing activities related to the payment of $1.5 million to ProMetic upon signing a definitive license agreement.

FINANCING ACTIVITIES
For the quarter ended September 30, 2005 the escrowed funds of $1.0 million related to the Arrangement were released on August 15, 2005.

For the nine months ended September 30, 2005 the Company received gross proceeds of $7.3 million (net $6.1 million) associated with the issuance of Common Shares under the private placement agreement. In addition the Company also received U.S.$5 million for the issuance of the convertible debt.

DEFERRED CHARGES
Deferred charges for the nine months ended September 2005 related to costs associated with the extension of the MDS Guarantee and the issuance of a U.S.$5 million convertible note (see 2005 Financing Transactions above).

Quarterly Financial Data
(Thousands of dollars)


                                                 2005                        2004                     2003
--------------------------------------------------------------------------------------------------------------
                                     Q3       Q2        Q1      Q4       Q3        Q2       Q1         Q4
                                     -------------------------------------------------------------------------
                                     9/30     6/30      3/31    12/31    9/30      6/30     3/31       12/31
Revenue                              372      -         -       -        -         -        -          -
Loss from operations                 5,697    6,610     5,704   5,019    5,603     4,518    3,463      10,411
Net loss (income) for the period     6,081    6,918     5,855   4,486    3,596     (2,929)  4,995      10,947
Net loss (income) for the            0.35     0.39      0.40    0.32     0.24      (0.21)   0.36       0.88
period    per common share


LIQUIDITY AND CAPITAL RESOURCES
As  of   September   30,  2005  the  Company  had  $0.8   million  of  cash  and
cash-equivalents.

On March 30,  2005 the  Company  entered  into  agreements  related  to  private placement transactions resulting in gross proceeds to the Company of approximately $13.4 million. These agreements included (i) a securities purchase agreement providing for the issuance to Laurus of a U.S.$5 million convertible note and a warrant to purchase 682,280 Common Shares, and (ii) an agency agreement and subscription agreements relating to the sale of 2,736,436 special warrants of the Company. The closing of the private placement transactions occurred on April 8, 2005. These transactions are described in the 2005
Financing Transactions above. The proceeds from this transaction allowed the Company to meet its short term cash flow requirements to the fourth quarter of 2005.

Hemosol has held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. Hemosol has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that Hemosol will be able to complete any such transactions given its current financial resources. On October 28, 2005, Hemosol served approximately two thirds of its employees with layoff notices. The layoffs are necessary in order for the Company to conserve its remaining cash and to continue to pursue potential strategic relationships and various financing options. However, the successful conclusion of additional financing cannot be predicted at this time which casts substantial doubt on the Company's ability to continue as a going concern.

Hemosol has not been profitable since inception and at September 30, 2005, the Company had an accumulated deficit of $285.1 million.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.


CAPITAL EXPENDITURES
In 2004, the Company spent $1.4 million in capital expenditures related to bio-manufacturing activities, of which $1.2 million related to the installation of vial filling equipment and related structural modifications, in anticipation of building its bio-manufacturing services.

For the 2005 fiscal year, the Company invested approximately $0.5 million in capital expenditures related to bio-manufacturing activities.

COMMITMENTS

LONG-TERM DEBT
On October 25, 2002, the Company entered into a credit facility agreement with the Bank in the amount of $20 million. This facility is guaranteed by MDS (the "Guarantee"), a shareholder with greater than 10% shareholding in the Company and is collateralized by a fixed and floating charge over all of the assets of the Company. Under the Guarantee, MDS is subrogated and takes an assignment of the rights and remedies of the Bank under the facility. Borrowings under the facility bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly.

As part of a special meeting of the shareholders that was held on January 22, 2004, the Company was authorized to issue an additional 1,000,000 warrants to MDS. The issuance of the warrants had the effect of extending the expiry date of the facility from October 1, 2004 to May 25, 2005. As part of the Arrangement the 1,000,000 warrants were reduced to 500,000 warrants and issued on August 25, 2004. All of these warrants are now vested.

On April 8, 2005, the Company completed a private placement and a series of related transactions, which included the extension of the Loan and Guarantee to May 25, 2007 and June 20, 2007 respectively. As consideration for the extension, the Company issued 687,500 common share purchase warrants to MDS. For full details, please refer to "2005 Financing Transactions" above.

PROMETIC
The Company has agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $14.0 million. These payments are due and payable by Hemosol to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones.

During the third quarter, the Company achieved the first milestone relating to the attainment of the 30-litre pilot-scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to make a cash payment of $4 million to ProMetic. As noted above in the section "2005 Financing Transactions" Hemosol and ProMetic amended the license agreement, and Hemosol settled the $4 million milestone payment with the payment of $1.1 million in cash and the issuance to ProMetic of 872,093 Common Shares.

In addition to the milestone payments, Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.

OUTSTANDING SHARE DATA
On April 8, 2005, the Company completed a series of transactions including a private placement of securities. For full details, please refer to "2005 Financing Transactions" above. As a result, at September 30, 2005 the Company had 17,907,357 Common Shares outstanding and 8,262,661 outstanding warrants and options and 1,811,594 convertible options.

OUTLOOK
The Company expects to incur further losses from operations until it is able generate commercial revenue from therapeutic proteins derived from the Cascade, currently estimated to commence in 2008.

Subsequent to quarter-end on October 28, 2005 the Company served approximately two thirds of its employees with layoff notices. The layoffs were necessary in order for the Company to conserve its remaining cash in order to continue to pursue potential strategic relationships and various financing options. As a result of this significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade. Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties

The Company has also held discussions with several parties in connection with potential strategic and financial transactions but no commitments have been obtained to date. No assurance can be given that the Company will be able to complete any such transactions given its current financial resources and there is substantial doubt that the Company will continue as a going concern. The Company is in discussions with its secured creditors with respect to its current financial position.

The  Company   continues  to  pursue  a  number  of  strategic   and   financial
opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products.

FORWARD LOOKING STATEMENTS
To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in the Company's 2004 annual report.

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF BALANCE SHEETS
(unaudited and not reviewed by the Company's external auditors.)
See Note 2 - Going Concern Uncertainty

                                                                                    September 30       December 31
                                                                                            2005              2004
(in thousands of dollars)                                                                      $                 $
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                                    815             4,230
Cash held in escrow [note 7]                                                                   -             1,000
Prepaids and other assets                                                                    499               366
Inventory                                                                                  1,817             1,329
-------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                       3,131             6,925
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net [note 3]                                               78,986            83,104
Patents and trademarks, net                                                                1,081             1,164
License technology, net [note 4]                                                           8,607             5,022
Deferred charges, net [note 5]                                                             1,211               177
-------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                        89,885            89,467
-------------------------------------------------------------------------------------------------------------------
                                                                                          93,016            96,392
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT

Accounts payable and accrued liabilities                                                   2,850             2,538
Short-term portion of convertible note [note 8c]                                             350                 -
Short-term debt [note 8d]                                                                      -            20,000
-------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                                  3,200            22,538
-------------------------------------------------------------------------------------------------------------------
Long-term debt [note 8d]                                                                  20,000                 -
Convertible note [note 8c]                                                                 3,862                 -
Minority interest                                                                          3,734             5,163
-------------------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                                               27,596             5,163
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         30,796            27,701
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares [notes 4 and 8a,b]                                                         320,294           311,711
Equity portion related to convertible note [note 8c]                                       1,453                 -
Warrants and options [notes 6 and 8a,b,c]                                                 16,427            14,080
Contributed surplus                                                                        9,125             9,125
Deficit                                                                                 (285,079)         (266,225)
-------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                62,220            68,691
-------------------------------------------------------------------------------------------------------------------
                                                                                          93,016            96,392
-------------------------------------------------------------------------------------------------------------------
See accompanying notes

On behalf of the Board:


Edward E. McCormack                 Lee Hartwell
Chairman                            Director and Chief Executive Officer

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF LOSS
(unaudited and not reviewed by the Company's external auditors.)
See Note 2 - Going Concern Uncertainty

                                                                       Three months ended              Nine months ended
                                                                          September 30                    September 30
                                                                       2005          2004              2005           2004
     (in thousands of dollars except per share data)                      $             $                 $              $
     ----------------------------------------------------------------------------------------------------------------------
     REVENUE
     Product sales                                                      372             -               372              -

     EXPENSES
     Cost of goods sold                                                 216             -               216              -
     Research and development
        Scientific and process [note 3]                               4,083         3,298            13,652          7,855
        Regulatory and clinical                                         234           354               809          1,007
     Administration                                                   1,183         1,446             2,640          3,614
     Marketing and business development                                 240           284               690            597
     Support services                                                   141           224               466            485
     Foreign currency translation (gain) loss                           (28)           (3)              (90)             6
     ----------------------------------------------------------------------------------------------------------------------

     Loss from operations                                             5,697         5,603            18,011         13,564
     Amortization of deferred charges [note 5]                          225           115               818          1,823
     Interest income                                                     (5)          (44)              (65)          (128)
     Interest expense                                                   394           242             1,084            746
     Net gain on Arrangement                                              -             -                 -         (6,838)
     Accretion in carrying value of convertible note [note 8c]          211             -               385              -
     ----------------------------------------------------------------------------------------------------------------------
     Loss before minority interest and income taxes                   6,522         5,916            20,233          9,167
     Minority interest                                                 (461)         (424)           (1,429)          (680)
     Provision for (recovery of) income taxes
               Current                                                   20            50                50            150
               Future                                                     -        (1,946)                -         (2,975)
     ----------------------------------------------------------------------------------------------------------------------
     NET LOSS FOR THE PERIOD                                          6,081         3,596            18,854          5,662
     ----------------------------------------------------------------------------------------------------------------------
     BASIC AND DILUTED LOSS PER SHARE                                  0.35          0.25              1.14           0.40
     ----------------------------------------------------------------------------------------------------------------------
     WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING [000's]                               17,590        14,286            16,604         14,123
     ----------------------------------------------------------------------------------------------------------------------
     See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

                                                                       Three months ended               Nine months ended
                                                                          September 30                     September 30
                                                                       2005          2004              2005           2004
     (in thousands of dollars)                                            $             $                 $              $
     ----------------------------------------------------------------------------------------------------------------------
     Deficit, beginning of period                                   278,998       258,143           266,225        253,177
     Net loss for the period                                          6,081         3,596            18,854          5,662
     Distribution                                                         -             -                 -          2,900
     ----------------------------------------------------------------------------------------------------------------------
     DEFICIT, END OF PERIOD                                         285,079       261,739           285,079        261,739
     ----------------------------------------------------------------------------------------------------------------------
     See accompanying notes

Hemosol Corp. [A development stage company][Incorporated under the laws of Ontario]

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and not reviewed by the Company's external auditors.)
See Note 2 - Going Concern Uncertainty

                                                                              Three months ended               Nine months ended
                                                                                 September 30                     September 30
                                                                              2005           2004              2005          2004
[in thousands of dollars]                                                        $              $                 $             $
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                     (6,081)        (3,596)          (18,854)       (5,662)
Add (deduct) items not involving cash
      Amortization of property, plant and equipment                          1,457            536             4,581         1,646
      Amortization of license technology                                       165            100               415           187
      Amortization of patents and trademarks                                    27             28                83            98
      Amortization of deferred charges                                         225            115               818         1,823
      Stock-based compensation                                                 120          1,411               304         2,464
      Accretion in carrying value of convertible note [note 8d]                211              -               385             -
      Future income taxes                                                        -         (1,946)                -        (2,975)
      Minority interest                                                       (461)          (424)           (1,429)         (680)
      Net gain on arrangement                                                    -              -                 -        (6,838)
      Foreign currency translation (gain) loss                                   -              3                 -            (6)

----------------------------------------------------------------------------------------------------------------------------------
                                                                            (4,337)        (3,773)          (13,697)       (9,943)
Net change in non-cash working capital
    balances related to operations                                             348            369              (311)       (1,630)

----------------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                           (3,989)        (3,404)          (14,008)      (11,573)
----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patents and trademark costs                                                      -              -                 -            (4)
Purchase of property, plant and equipment                                       (8)          (169)             (463)         (424)
Purchase of license technology                                                   -              -            (1,070)       (1,502)
Proceeds from Arrangement, net of transaction cost                               -              -                 -        12,898
Purchase of short term investments                                               -          6,965                 -             -

----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities                                 (8)         6,796            (1,533)       10,968
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares, warrants and options [note 8b]            -              -             6,118           180
Issuance of convertible debentures [note 8c]                                     -              -             5,633             -
Increase in deferred charges                                                     -              -              (625)            -
Proceeds from bulge facility [note 8d]                                           -              -               500             -
Payment of bulge facility [note 8d]                                              -              -              (500)            -
Cash released from escrow                                                    1,000              -             1,000           448

----------------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                        1,000              -            12,126           628
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash and cash equivalents                            -             (3)                -             6
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
   cash equivalents during the period                                       (2,997)         3,389            (3,415)           29
Cash and cash equivalents, beginning of period                               3,812          4,765             4,230         8,125
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       815          8,154               815         8,154
----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in thousands, except per share amounts and as noted)

For the three and nine month periods ended September 30, 2005
(unaudited and not reviewed by the Company's external auditors)

1.   BASIS OF PRESENTATION

Hemosol Corp. [the "Company" or "Hemosol"] was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to Hemosol Inc. [subsequently renamed LPBP Inc.], which was incorporated on July 11, 1985. The accompanying unaudited consolidated financial statements of the Company have been prepared on a continuity of interest basis from Hemosol Inc.

The Company is a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood-related proteins. The Company is currently in the process of implementing a novel cascade purification process to recover valuable proteins from human plasma, referred to as the "Cascade". The Company was granted exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ["ProMetic"]. The Company intends to leverage its Meadowpine manufacturing facility to produce plasma-based therapeutic protein products using the Cascade.

In addition to the implementation of the Cascade, the Company is continuing to develop a portfolio of protein-based therapeutics to treat certain infectious diseases, cancers and anemia. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim financial reporting and do not include all of the disclosures required for annual financial statements. Thus, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004. These interim statements follow the same accounting policies and methods as the annual financial statements. These unaudited interim consolidated financial statements have not been reviewed by our external auditors.

2.   GOING CONCERN UNCERTAINTY

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company is in its development stage and has incurred cumulative net losses since inception, including a net loss of $12,854 for the nine month period ended September 30, 2005, and an accumulated deficit of $285,079 as at September 30, 2005. As a result, the Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

The Company has held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. The Company has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that the Company will be able to complete any such transactions given its current financial resources.

On October 28, 2005, the Company served approximately two thirds of its employees with layoff notices. The layoffs are necessary in order for the Company to conserve its remaining cash and to continue to pursue potential strategic relationships and various financing options. The Company is in discussions with its secured creditors with respect to its current financial position.

On March 30, 2005, the Company entered into agreements related to a private placement financing for gross proceeds of approximately $13,400. The private placement included a securities purchase agreement providing for the issuance of a convertible note in the amount of U.S. $5,000 and a subscription agreement providing for the issuance of 2,736,436 special warrants of the Company for gross proceeds of $7,334. The net proceeds from these two financing transactions allowed the Company to continue with its process of implementing the Cascade process into the fourth quarter of 2005. In conjunction with the completion of the private placement, the Company also extended the term of the MDS guarantee on the $20,000 credit facility to June 20, 2007, and the bank extended the expiry date of the $20,000 credit facility to May 25, 2007.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

3.   PROPERTY, PLANT AND EQUIPMENT

During the first quarter, the Company determined that $63,275 of previously unamortized technical equipment was available for use and commenced amortizing this equipment over its estimated useful life of 15 years. The total amortization expense for the nine month period was $4,581 of which $3,191 related to the amortization of technical equipment initially available for use in the first quarter, which has been recorded as Scientific and Process expenses.

4.   LICENSE TECHNOLOGY

During the first quarter, the Company achieved a milestone under the license agreement with ProMetic relating to the attainment of the 30-litre scale production with the Cascade at targeted yields. In accordance with the license agreement on achievement of this milestone, a cash license payment of $4,000 was due to ProMetic. Hemosol and ProMetic amended the license agreement, subject to the closing of the private placement and satisfied the $4,000 license fee by the payment of $1,070 in cash and the issuance to ProMetic of 872,093 Common Shares recorded at $3.36 per share for total consideration of $2,930.

5.   DEFERRED CHARGES

Deferred charges consist of the following:


                                                                                    Sept. 30,      Dec. 31,
                                                                                      2005 $         2004 $
-------------------------------------------------------------------------- ------------------ --------------
Deferred debt issue costs-$20 million credit facility                                  9,675          8,185
Deferred debt issue cost- U.S. $5 million convertible note                               362             --
Less accumulated amortization                                                          8,826          8,008
-------------------------------------------------------------------------- ------------------ --------------
                                                                                       1,211            177
-------------------------------------------------------------------------- ------------------ --------------

Deferred debt issue costs represent costs related to the establishment of the Company's $20,000 credit facility in 2002 and the April 8, 2005 issuance of U.S. $5,000 convertible note. The non-cash portion of these costs related to warrants issued for the $20,000 credit facility amounted to $807 for the nine month period ended September 30, 2005. The deferred debt issue cost related to the U.S. $5,000 convertible note is being amortized over the remaining life of 3 years. Amortization of deferred debt issue costs for the three and nine month period ended June 30, 2005 was $225 and $818 respectively.

6.   EMPLOYEE STOCK OPTIONS

Compensation expense for employee stock options granted or modified on or after January 1, 2003 is accounted for using the fair value method and amounted to $120 for the three month period ended September 30, 2005 (2004 -$1,411) and $304 for the nine month period ended September 30, 2005 (2004 -$2,464). During the quarter no options were granted and 10,625 options with an exercise price of $2.12 were granted for the nine month period ended September 30, 2005 (for the nine month period ended September 30, 2004 - 3,565,612 options were granted or modified).

The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.


                                                       Three Month Period Ended    Nine Month Period Ended
All  amounts in  thousands  of  Canadian  dollars,       Sept. 30,      Sept. 30,    Sept. 30,     Sept. 30,
except share data                                          2005           2004         2005          2004
                                                         $              $             $            $
Net (income) loss as reported                             6,,081          3,596        18,854        5,662
Pro forma stock-based compensation costs                     115            184           345          368
Pro forma net (income) loss                                6,196          3,780        19,199        6,030
Pro forma  basic  and  diluted  (income)  loss per          0.35           0.26          1.16         0.43
common share

The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

7.   CASH HELD IN ESCROW

On April 30, 2004, Hemosol received cash proceeds of $16 million on the closing of the Arrangement from LPBP Inc., of which $1 million has been held in escrow to satisfy pre-closing contingent liabilities, if any, which arise within the one-year period following April 30, 2004. These funds were released from escrow on August 15, 2005.

8.   SIGNIFICANT FINANCING TRANSACTIONS

The changes in common shares and warrants and options are as follows:


                                                            COMMON SHARES     WARRANTS AND OPTIONS   TOTAL
                                                           #           $           #          $        $
----------------------------------------------------- ------------- --------- ------------ -------- ---------
Balance December 31, 2004                               14,298,828   311,711    4,035,671   14,079   325,790
Stock-based compensation expense (note 6)                        -         -            -      304       304
Issuance of employee options (note 6)                            -         -       10,625        -         -
Issuance of common shares (note 8b)                      2,736,436     5,653            -        -     5,653
Issuance to acquire license technology (note 4)            872,093     2,930            -        -     2,930
Issuance of warrants (note 8b)                                   -         -    2,736,436        -         -
Issuance of compensation options (note 8b)                       -         -      547,287      465       465
Issuance of warrants ( note 8c)                                  -         -      682,280      715       715
Issuance of broker warrants (note 8c)                            -         -       18,116        -         -
Issuance of common share purchase warrants to MDS
(note 8d)                                                                         687,500      864       864

----------------------------------------------------- ------------- --------- ------------ -------- ---------
Balance June 30, 2005                                   17,907,357   320,294    8,717,915   16,427   336,721
----------------------------------------------------- ------------- --------- ------------ -------- ---------

(a) Share Consolidation

On June 7, 2005, the Company filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirement of NASDAQ and retain its NASDAQ listing. The Common Shares started trading on a consolidated basis on the TSX and NASDAQ on June 10, 2005. All amounts in this quarterly report reflect the post consolidated Common Shares and post consolidation Common Share prices unless otherwise noted.


(b)  Private Placement Transactions

On March 30,  2005 the  Company  entered  into  agreements  related  to  private placement transactions resulting in gross proceeds to the Company of approximately $13.4 million. These agreements included (i) a securities purchase agreement providing for the issuance to Laurus Master Fund, Ltd. ("Laurus") of a U.S.$5 million convertible note and a warrant to purchase 682,280 common shares, and (ii) an agency agreement and subscription agreements relating to the sale of 10,945,746 special warrants of the Company. The closing of the private placement transactions occurred on April 8, 2005. These transactions are described below.

     Special Warrant Offering

On March 30, 2005, the Company entered into an agency agreement providing for the sale (the "Special Warrant Offering") of 10,945,746 special warrants (the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited ("LOM") and Life Science Group, Inc. ("LSG" and, together with LOM, the "Agents"), as agents. The Special Warrants were issued on April 8, 2005 at a purchase price of $0.67each for gross proceeds of $7,334. Each Special Warrant entitled the holder to acquire, at no additional cost, one quarter of a Common Share and one quarter of a Common Share purchase warrant of the Company (a "Warrant"). As a result a total of 2,736,436 Common Shares and 2,736,436 Warrants were issued upon exercise of the Special Warrants. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $4.00 per Common Share at any time prior to April 8, 2010. A prospectus qualifying the distribution of the Common Shares and the Warrants underlying the Special Warrants was filed in Ontario on June 20, 2005. Any Special Warrants that remained unexercised on June 27, 2005 were automatically exercised, without any further action on the holders' part on that date.

As partial compensation for their services, the Agents received broker warrants entitling each of the Agents to acquire, without additional consideration, that number of compensation options equal to 5% of the number of Special Warrants sold by such Agent pursuant to the Special Warrant Offering. A total of 547, 287 broker warrants exercisable into 547,287 compensation options were issued to the Agents. Every four compensation options exercised by the holder thereof entitles the holder to purchase one Common Share and one Warrant at a price of $2.68 at any time prior to April 8, 2010. In addition, LSG acted on behalf of Hemosol in the solicitation of the Laurus Placement ( as defined below) and in partial consideration for such services received Warrants to purchase an additional 18,116 Common Shares.

The Company has allocated the net proceeds received from this transaction to the various equity accounts based on their relative fair value calculated using the Black-Scholes option pricing model. Of the $6,118 net proceeds, $5,653 was allocated to common shares and $465 was allocated to warrants and options.

(C)  THE LAURUS SECURITIES PURCHASE AGREEMENT

On March 30, 2005, the Company entered into a securities purchase agreement with Laurus, pursuant to which the Company issued to Laurus, on a private placement basis, a convertible note (the "Note") in the principal amount of U.S.$5 million. Under this agreement for so long as 25% of the principal amount of the
Note is outstanding, the Company is subject to certain covenants including restrictions on the issuance or redemption of certain types of redeemable or convertible securities, the incurrence of any indebtedness subject to certain allowances for normal course operations, and the payment of dividends without the prior written consent of Laurus.

Convertible Note

The Note issued to Laurus has a principal amount of U.S.$5 million and is collateralized by a second charge over all of the Company's assets, other than its rights to HEMOLINK. The Note has a term of three years and is convertible into common shares at a conversion price per common share equal to U.S.$2.76, subject to certain adjustments. The Note bears interest at a rate equal to the U.S. prime rate plus 2%, payable monthly. If the average five-day trading price of the common shares on the Toronto Stock Exchange ("TSX") exceeds the conversion price by 25%, the interest rate will be reduced by 2% for each incremental 25% increase in the trading price. Principal repayment of the Note will not commence until the tenth month of the term, and principal thereafter will be payable in monthly installments of U.S.$83, with the balance of U.S.$2,750 due on March 30, 2008 (the "Maturity Date"). Principal and, subject to certain conditions, interest under the Note may be paid in common shares at the Company's option, provided that (i) the average five-day trading price of the common shares on the TSX is at least 110% of the conversion price, and (ii) the amount of such conversion does not exceed 25% of the aggregate trading volume of the common shares for the twenty-two days preceding the applicable repayment date.

The amounts outstanding under the Note may be converted into common shares at the conversion price:

     o at any time at the option of Laurus, provided that Laurus will not be entitled to convert an amount that would result in Laurus holding more than 9.99% of the outstanding common shares, unless an event of default has occurred or Laurus has given the Company at least 75 days notice and provided that the beneficial ownership of Laurus will not at any time exceed 19.99% of the Common Shares; and

     o at the Company's option if at any time the average trading price of the common shares on the TSX exceeds the conversion price by at least 50%, and provided that the amount of such conversion does not exceed 20% of the aggregate dollar trading volume of the common shares for the twenty-two day period immediately preceding the date of the conversion.

The Note may be prepaid by the Company (i) at the option of Laurus if a third party acquires the Company's securities and gains control or direction over more than 20% of the Company's outstanding voting or equity securities, or (ii) at the Company's option. In the event of such prepayment, the principal amount due and payable to Laurus will be increased by (i) 25%, if made within the first twelve months of the term, (ii) 15%, if made during the period between the 12th and the 24th month of the term, and (iii) 10%, if made after the 24th month of the term (excluding the Maturity Date).

The Note provides that if the Company issues any common shares or securities convertible into common shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Note (subject to certain exceptions) for a price per common share that is lower than the conversion price, the conversion price shall be reduced to such lower price.

     Security Documents

The Company's obligations under the Note are guaranteed by Hemosol LP under a guarantee in favor of Laurus. The Company's obligations under the Note and Hemosol LP's obligations under the Laurus guarantee are collateralized under a master security agreement pursuant to which Laurus was granted second ranking security over all of their respective assets, other than the rights to HEMOLINK. In addition, the Company has granted a mortgage to Laurus on its Meadowpine manufacturing facility. The security interests of Laurus under the master security agreement and the mortgage rank second to the security interests of the Bank of Nova Scotia in connection with our outstanding $20 million credit facility.

     Laurus Warrants

Pursuant to the Laurus securities purchase agreement, the Company issued to Laurus warrants to purchase 682,280 common shares exercisable at any time prior to April 8, 2010, 366,140 of which have an exercise price of U.S.$3.44 per common share and 316,141 of which have an exercise price of U.S.$4.16 per common share, and all of which are subject to certain adjustments. LSG acted on our behalf in connection with the private placement to Laurus and in partial consideration for such services received 18,116 broker warrants entitling LSG to acquire, for no additional consideration, 18,116 warrants to purchase common shares at a price of $4.00 per share at any time prior to April 8, 2010.

     Accounting Treatment

The Company issued the Note and the Laurus Warrants for net proceeds of $5,633. The Note contains both a liability and an equity element, represented by the conversion option, and therefore under Canadian generally accepted accounting principles these two elements must be split and classified separately as debt and equity. The Company has allocated the total proceeds received among the debt and equity elements of the Note and the Laurus Warrants based on their relative fair values. The fair value of the debt element was based on the discounted cash flows of the Note using an estimated cost of borrowing of 21% plus U.S. prime to represent an estimate of what the Company may borrow collateralized debt without a conversion option or warrant. The fair values of the equity element and the Laurus Warrants were determined using the Black-Scholes option pricing model. The resulting allocation based on relative fair values attributed $3,826 to the debt instrument, $1,453 to equity portion of convertible debt representing the fair value of the conversion option and $715 to the Laurus Warrants. Financing fees totaling $516 were allocated pro-rata between deferred financing charges of $362 for the debt portion and $154 for the equity portion of the Note. Included in financing fees was the fair value of the Laurus broker warrants of $22 determined using the Black-Scholes option pricing model. The deferred financing charges will be amortized on a straight line basis over the three year life of the Note.

The following assumptions were used in the Black-Scholes option pricing model to determine the fair values of the equity element of the Note, the Laurus Warrant and the Laurus broker warrant:

         Expected option life (years)                             3 - 5
         Volatility                                                0.63
         Risk-free interest rate                            3.3% - 3.5%
         Dividend yield                                              --

Each month, the Company is required to recognize accretion interest on the carrying value of the Note such that the carrying value of the Note on March 30, 2008 will equal the amount of its final principal payment of U.S.$2,750 due on that date. To date the Company has recognized $385 in accreted interest expense.

(d)  Extension of the Credit Facility

On March 30, 2005, the Company entered into an amended and restated commitment letter with the Bank of Nova Scotia (the "Bank") pursuant to which the Bank extended the termination date of Hemosol LP's $20 million term loan ("Loan") from May 25, 2005 to May 25, 2007. This extension was conditional on the simultaneous extension of the guarantee of the Bank credit facility by MDS. In addition, the Bank extended to the Company a "bulge facility" or temporary increase in the size of the credit facility of up to an additional $1,000. A total of $500 was drawn down on April 4, 2005 under this bulge facility and then re-paid on April 8, 2005 with a portion of the proceeds from the financing transactions. A fee of $100 was paid to the Bank in consideration of the extension of the Loan.

     Extension of MDS Guarantee

On March 30, 2005, the Company also entered into a memorandum of understanding ("MOU") with MDS pursuant to which MDS extended the term of its guarantee of the credit facility from June 20, 2005 to June 20, 2007 in consideration for the issuance of warrants to acquire 687,500 Hemosol common shares, the entering into of a registration and sale participation rights agreement and the granting of certain additional covenants by the Company.

In connection with the MOU, on April 8, 2005, the Company entered into a subscription agreement with MDS governing the issuance of the MDS warrants to acquire 687,500 common shares at an exercise price of $3.36 per common share (subject to certain adjustments) for a term of five years from the date of issue. One half of the MDS warrants vested immediately and the remaining warrants vest equally over 24 months on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the MDS guarantee is terminated, at which time any unvested portion of the MDS warrant will fully vest. The fair value of each warrant of $1.36 was determined using the Black-Scholes option pricing model with the following assumptions: expected life 5 years; volatility 0.63; risk-free interest rate 3.5%; and expected dividend yield 0%. As of September 30, 2005, 401,042 MDS warrants to purchase Common Shares vested resulting in deferred financing costs of $596.

Under the MDS subscription agreement, the Company also made certain covenants in favor of MDS that are in addition to any covenants made as part of the original terms of the MDS guarantee:

     o where any financing or financings completed by the Company (or any of the Company's subsidiaries) generate proceeds that exceed U.S. $35 million in the aggregate, the Company covenants to use 50% of every dollar of net proceeds in excess of the U.S. $35 million threshold to reduce the amount outstanding under the credit facility;

     o not to sell, transfer or dispose of any assets, business or operations unless all proceeds from such sale, transfer or disposition are used to reduce the amount outstanding under the credit facility; and

     o other covenants with respect to reporting obligations, access to the Company's facilities, maintaining insurance policies, intellectual property, maintaining the Company's properties and compliance with laws.

Pursuant to the MOU, on April 8, 2005, MDS and the Company also entered into a registration and sale participation rights agreement. This agreement provides that if the Company raises net proceeds from any financing through the issuance of securities which generates in excess of U.S.$35 million where:

     o such financing is by way of a public offering which includes the filing of a prospectus, Hemosol will grant to MDS the right to qualify the Common Shares and/or warrants of Hemosol held by MDS ("MDS Held Securities") under the same prospectus; and

     o in the event of a private placement of securities of Hemosol, MDS will have the right to sell a portion of the MDS Held Securities to the purchasers of such private placement;

provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such public prospectus offering or private placement. In addition, where the man aging underwriter or lead agent selected for any public prospectus offering or private placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the prospectus or private placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.


9.   SUBSEQUENT EVENTS

Subsequent to quarter-end on October 28, 2005 the Company served approximately two thirds of its employees with layoff notices. The layoffs were necessary in order for the Company to conserve its remaining cash in order to continue to pursue potential strategic relationships and various financing options. As a result of this significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties and, accordingly, effective November 8, 2005, the Company and Organon Canada Ltd. mutually agreed to terminate the Manufacturing and Supply Agreement dated September 24, 2005. This termination was implemented without additional cost or penalty to either party.

Prior to the layoff notice, noted above the Company pursued opportunities to generate revenues over the short term by using its new sterile vial filing suite to provide bio-manufacturing services to companies in the biotechnology sector. Subsequent to quarter end the Company generated approximately $0.4 million in revenues from these bio-manufacturing services.

NASDAQ Listing
On November 3, 2005 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of U.S.$1.00 per Common Share during the 30 consecutive business days preceding such date and that it had 180 days, or until May 2, 2006, to regain compliance. A failure to do so, could result in the de-listing of the Company's Common Shares from the NASDAQ.

BOARD OF DIRECTORS

LEE HARTWELL
President and Chief Executive Officer, Hemosol Corp.

MITCHELL J. KOSTUCH
President, Kostuch Publications Inc.

EDWARD LANE
Director, Consultant

EDWARD E. MCCORMACK
Chairman, Hemosol Corp., Consultant

ROBERT H. PAINTER, PH.D., F.R.S.(U.K.) C. CHEM.
Professor Emeritus, University of Toronto, Departments of Biochemistry and Immunology

C. ROBERT VALERI, M.D.
Director, Naval Blood Research Laboratory, Boston University

PAUL WALKER, M.D.
President and Chief Executive Officer, Spectral Diagnostics Inc.



MANAGEMENT TEAM

DIRK ALKEMA, B.SC., PH.D.
Vice President, Operations

DAVID N. BELL, M.SC., PH.D.
Chief Scientific Officer & Vice President, Drug Development

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer

MICHAEL MATHEWS, B.SC., M.SC.
Vice President, Clinical & Regulatory Affairs

Third Quarter 2005

STOCK LISTING
Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL

TRANSFER AGENT
Computershare Trust Company of Canada
Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
For change of address, lost stock certificates and other related inquiries, please write to the above address or caregistryinfo@computershare.com

AUDITORS
Ernst & Young, LLP, Toronto, Ontario

SHAREHOLDER INFO
For annual and quarterly reports, news releases and other investor information, please contact Hemosol Investor Relations.
Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax: 416-815-0080
Email: ir@hemosol.com
www.hemosol.com

                                                                November 9, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2005 ("Q3" or the "Third Quarter)

The following information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and should also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Hemosol Corp.'s 2004 Annual Report. The Company's external auditors have not reviewed its third quarter interim consolidated financial statements or Management's Discussion and Analysis.

Note: All figures discussed in this section are stated in Canadian dollars except where noted and all references to "Common Shares" refer to the common shares of the Company.

THE COMPANY
Hemosol Corp. ("Hemosol or the Company") is a specialty biopharmaceutical company focused on the discovery, development and manufacture of therapeutic blood proteins. The Company was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to the business of LPBP Inc. (formerly, Hemosol Inc.), which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, the Company concluded a Plan of Arrangement (the "Arrangement") involving Hemosol Inc. (which was renamed LPBP Inc. after the Arrangement became effective), its security holders and MDS Inc ("MDS"). All of Hemosol's business is conducted through, and all of Hemosol's assets are held by Hemosol LP, a limited partnership. Hemosol is the general partner of Hemosol LP and LPBP Inc. is the limited partner. Hemosol owns approximately 93% interest in Hemosol LP and LPBP Inc. has approximately 7% interest in Hemosol LP.

Hemosol's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol HML and on the NASDAQ National Market ("NASDAQ") under the symbol HMSL. On June 7, 2005, the Company filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. All amounts in this quarterly report reflect the post-consolidation Common Shares and post-consolidation Common Share price unless otherwise noted.

RECENT EVENTS

FINANCING ACTIVITIES
During the Third  Quarter the  Company  announced  that it had  entered  into an agreement with an agent under which a syndicate sought to market, on a "best efforts" basis, a private placement of units consisting of one common share and one common share purchase warrant. The syndicate was provided with a mandate to raise up to $10 million with an agents' option to raise up to an additional $5 million for a total of up to approximately $15 million. The successful completion of this private placement is necessary given that the Company requires additional capital to continue as a going concern. Both during the third quarter and subsequent to quarter-end, the Company held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. The Company has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that the Company will be able to complete any such transactions given its current financial resources and the Company is in discussions with its secured creditors with respect to its current financial position and steps that may be available to preserve maximum value.

CASH CONSERVATION
Subsequent to quarter-end on October 28, 2005 the Company served approximately two thirds of its employees with layoff notices. The layoffs were necessary in order for the Company to conserve its remaining cash in order to continue to pursue potential strategic relationships and various financing options. As a result of this significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade (as defined below). Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties and, accordingly, effective November 8, 2005, the Company and Organon Canada Ltd. mutually agreed to terminate the Manufacturing and Supply Agreement dated September 24, 2005. This termination was implemented without additional cost or penalty to either party.

NASDAQ Listing
On November 3, 2005 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of U.S.$1.00 per Common Share during the 30 consecutive business days preceding such date and that it had 180 days, or until May 2, 2006, to regain compliance. A failure to do so, could result in the de-listing of the Company's Common Shares from the NASDAQ.

OVERVIEW
Prior to the layoffs noted above, the Company was in the process of implementing a separation process that uses a novel technology (called affinity chromatography) to recover valuable therapeutic proteins from human plasma. This process is referred to as the "Cascade". As a result of the recent significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade. Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties

The Company obtained exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ("ProMetic") that was finalized in June 2004. As of March 31, 2005, a pilot or 30-litre scale process of the Cascade was successfully implemented at the Company's state-of-the-art Meadowpine manufacturing facility (the "Meadowpine Facility"). Provided that sufficient funding is obtained, efforts for the balance of 2005 and 2006 will focus on implementation of the Cascade on a clinical scale, following which:

     o Investigational New Drug ("IND") applications related to the three initial lead proteins will be prepared for submission to the U.S. Food and Drug Administration ("FDA"), followed by

     o Clinical development, trial activity and full commercial scale-up of the Cascade process.

The Company has chosen Immune Globulin Intravenous 10% ("IGIV") as the first protein product to advance through the clinical development and regulatory process in order to seek approval to commence commercial production. IGIV is comprised of naturally occurring antibodies that are normally produced in the human body, however, in some cases patients cannot produce sufficient quantities of these antibodies and are required to receive IGIV infusions every 3 to 4 weeks to avoid infectious diseases. The intended clinical development plan for Hemosol's IGIV protein product will begin with FDA acceptance of an IND, followed by a pivotal trial in patients diagnosed with Primary Immune Deficiency disease. Patients will be dosed for approximately 12 months and results will be compared to historical controls. The Company reviewed these clinical development plans with the FDA in early August 2005. During these discussions the FDA agreed with the Company's basic proposed clinical development plans while offering additional valuable guidance. If clinical development of the Company's IGIV product is completed successfully in line with these discussions the clinical data would support the approval of a Biological License Application for the treatment of patients with Primary Immune Deficiency. Upon successful completion of this regulatory program, a commercial product may be available for launch in 2008. Concurrently with IGIV the Company also intends to pursue regulatory approval for two other key therapeutic protein products: Alpha 1 Proteinase

Inhibitor and von Willebrand Factor/Factor VIII. The Company had expected to file INDs and commence pivotal trials for each of these additional drug candidates in 2006, however given the Company's limited resources, this timeline may not be possible to achieve. As previously stated, the Company has completed pre-commercial pilot scale runs for the extraction of all three protein products at a 30-litre scale and results to date have demonstrated increased production yields of all three protein products. The Company estimates that after final processing these yields will range from 30 - 375% greater than current industry averages depending on the protein.

The Company is undertaking a number of strategic options with respect to generating the necessary capital required to execute its therapeutic protein initiative. These activities include continuing to pursue discussions with strategic and financial partners in addition to raising the requisite funds by way of the capital markets. During the third quarter, the Company's monthly cash used in operating activities was approximately $1.4 million, exclusive of any milestone payments that may come due pursuant to the ProMetic license agreement. Following the layoff of employees and suspension of bio-manufacturing services and scaled back implementation of the Cascade noted above, the monthly burn has been reduced to approximately $0.4 million

In addition to the implementation of the Cascade, the Company maintains a portfolio of early-stage protein-based therapeutics to treat cancer, anemia and certain infectious diseases. The Company is actively pursuing alternative funding and licensing agreements to further advance this portfolio.

Prior to entering into the strategic alliance with ProMetic in June 2004, the Company's principal focus had been on the development of HEMOLINK(TM) (hemoglobin raffimer) ("HEMOLINK(TM)"), a highly purified, human-derived oxygen therapeutic product (historically termed a "blood-substitute"). HEMOLINK(TM) was prepared through a series of steps involving hemoglobin purification and chemical modification, reducing the risk of viral contamination compared to a unit of donor red blood cells ("RBC").

There was a significant effort by the Company in 2004 to modify HEMOLINK(TM) and to investigate its effects in pre-clinical studies. These studies were largely conducted and completed in 2004 in preparation for discussion with the FDA that was subsequently held in March 2005. This meeting helped to clarify further pre-clinical development required for HEMOLINK(TM) prior to the re-initiation of clinical trials. Based upon a combination of the outcome of this meeting, the nature of the product changes required and the resources and new focus of the Company, Hemosol has elected to pursue HRC 101 as a more cost effective, late pre-clinical product for development in this sector, subject to available resources. HRC 101 is targeted at high volume blood loss indications as may occur during emergency blood loss situations where the life saving quality of the product may be most effectively demonstrated. Hemosol's extensive drug development experience in and understanding of, the field from the technical, regulatory and clinical perspective has been fully captured in the design of this next generation oxygen therapeutic, positioning the Company to compete effectively in this sector.

Data from studies conducted by Hemosol and its collaborators on the Company's second generation hemoglobin based oxygen carrier (commonly known as an "HBOC") HRC 101, were presented at the International Society of Blood Substitutes meeting in Rhode Island in June. These studies have helped to define the required performance criteria in terms of the safety and efficacy for HRC 101 and have lead to the selection of the optimal formulation for further development. In the third quarter of 2005, Hemosol had a meeting with the FDA to review the development plan in support of human clinical trials. As a result of this meeting, the Company obtained clear direction on the necessary pre-clinical studies required to support an IND for a phase I clinical trial. Hemosol is actively seeking partners for clinical and commercial development of HRC 101 in clinical indications where the life saving qualities of this class of product may be best demonstrated and in jurisdictions where blood availability may be limited.

Other developments in the pipeline, while currently being maintained, include the advancement of the hemoglobin-based drug delivery technology and the advancement i of cell therapeutics.

2005 FINANCING TRANSACTIONS
On March 30,  2005 the  Company  entered  into  agreements  related  to  private placement transactions resulting in gross proceeds to the Company of approximately $13.4 million. These agreements included (i) a securities purchase agreement providing for the issuance to Laurus Master Fund, Ltd. ("Laurus") of a U.S. $5 million convertible note and a warrant to purchase 682,280 Common Shares, and (ii) an agency agreement and subscription agreements relating to the sale of 10,945,746 special warrants by the Company. The closing of the private placement transactions occurred on April 8, 2005. These transactions are described below.


SPECIAL WARRANT ISSUE
On March 30, 2005, Hemosol entered into an agency agreement providing for the sale (the "Special Warrant Offering") of 10,945,746 special warrants (the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited ("LOM") and Life Science Group, Inc. ("LSG" and, together with LOM, the "Agents"), as agents. The Special Warrants were issued on April 8, 2005 at a purchase price of $0.67 each for gross proceeds of $7,334. Each Special Warrant entitled the holder to acquire, at no additional cost, one quarter of a Common Share and one quarter of a Common Share purchase warrant of the Company (a "Warrant"). As a result a total of 2,736,436 Common Shares and 2,736,436 Warrants were issued upon exercise of the Special Warrants. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $4.00 per Common Share at any time prior to April 8, 2010. A prospectus qualifying the distribution of the Common Shares and Warrants underlying the Special Warrants was filed on June 20, 2005. Any Special Warrants that remained unexercised on June 27, 2005 were automatically exercised, without any further action on the holder's part on that date.

As partial compensation for their services, the Agents received broker's warrants entitling each of the Agents to acquire, without additional consideration, that number of compensation options equal to 5% of the number of Special Warrants sold by such Agent pursuant to the Special Warrant Offering. A total of 547,287 broker warrants exercisable into 547,287 compensation options were issued to the Agents. Every four compensation options exercised by the holder thereof entitles the holder to purchase one Common Share and one Warrant at a price of $2.68 at any time prior to April 8, 2010. In addition, LSG acted on behalf of Hemosol in the solicitation of the Laurus Placement (as defined below) and in partial consideration for such services received Warrants to purchase an additional 18,116 Common Shares.

LAURUS PLACEMENT On March 30, 2005, the Company entered into a securities purchase agreement (the " Securities Purchase Agreement") with Laurus, pursuant to which Hemosol issued to Laurus on April 8, 2005, on a private placement basis (the "Laurus Placement"), a convertible note (the "Laurus Note") collateralized by a second charge over all of Hemosol's assets, other than its rights to HEMOLINK. The Laurus Note in the principal amount of U.S. $5 million has a term of three years, and is convertible into Common Shares at a conversion price per Common Share (the "Conversion Price") equal to U.S. $2.76, subject to adjustment in accordance with the terms of the Laurus Note. The Laurus Note bears interest at a rate equal to the prime rate plus 2% (subject to adjustments), and principal repayment will not commence until the tenth month of the term. Interest and principal under the Laurus Note may be paid in Common Shares if certain conditions are met and the rate of interest will be decreased in stages if the market price of the Common Shares appreciates to specified levels. The Laurus Note provides that if Hemosol issues any Common Shares or securities convertible into Common Shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Laurus Note (subject to certain exceptions) for a consideration per Common Share that is lower than the Conversion Price, the Conversion Price shall be reduced to such lower consideration.

In addition, pursuant to the Securities Purchase Agreement, Hemosol issued to Laurus a warrant (the "Laurus Warrant") to purchase 682,280 Common Shares exercisable within five years, 366,140 of which have an exercise price of U.S. $3.44 per Common Share and 316,140 of which have an exercise price of U.S. $4.16 per Common Share, and all of which are subject to certain adjustments.

EXTENSION OF LOAN
On March 30, 2005, Hemosol entered into an amended and restated commitment letter (the "Amended and Restated Commitment Letter") with The Bank of Nova Scotia (the "Bank") pursuant to which the Bank extended the term of the $20 million loan (the "Loan") of Hemosol LP, from May 25, 2005 to May 25, 2007, conditional upon the MDS Guarantee Extension (as defined below). In addition, the Bank extended to the Company a "bulge facility" which is a temporary increase in the size of the credit facility of up to an additional $1 million. A total of $500,000 was drawn down under this bulge facility on April 4, 2005 and then re-paid on April 8, 2005 with a portion of the proceeds from the financing transactions. A fee of $100,000 was paid to the Bank in consideration of the extension of the Loan.

EXTENSION OF MDS GUARANTEE
On March 30, 2005, Hemosol also entered into a memorandum of understanding with MDS (the "MDS Memorandum") pursuant to which MDS agreed to extend the term of its guarantee of the Loan from June 20, 2005 to June 20, 2007 (the "MDS Guarantee Extension") in consideration for the issuance of a warrant to acquire 687,500 Common Shares, the granting of certain additional covenants by Hemosol and the entering into of a registration and sale participation rights agreement (the "Registration Agreement"). The Registration Agreement provides that if Hemosol raises net proceeds from any financing through the issuance of securities which generates in excess of U.S. $35 million where:

     o Such financing is by way of a public offering which includes the filing of a prospectus (a "Prospectus Offering"), Hemosol will grant to MDS the right to qualify the Common Shares and/or warrants held by MDS ("MDS Held Securities") under the same prospectus; and

     o in the event of a private placement (a "Private Placement") of securities of Hemosol, MDS will have the right to sell a portion of the MDS Held Securities to the purchasers of such Private Placement; provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such Prospectus Offering or Private Placement. In addition, where the managing underwriter or lead agent selected for any Prospectus Offering or Private Placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the prospectus or Private Placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.

In connection with the MDS Memorandum, on April 8, 2005, Hemosol entered into a subscription agreement with MDS governing the issuance by Hemosol to MDS of a warrant to purchase 687,500 Common Shares (the "MDS Warrant"). The MDS Warrant, which was issued to MDS on April 8, 2005, has an exercise price of $3.36 per Common Share (subject to adjustments in accordance with its terms) and a term of five years from the date of issue. One half of the MDS Warrant vested immediately upon issuance thereof and the remaining one half will vest in equal portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the MDS Guarantee Extension is terminated, at which time the MDS Warrant will fully vest.

PROMETIC ISSUANCE
On March 30, 2005 and April 6, 2005, Hemosol and ProMetic entered into amendments (the "ProMetic License Amendments") to the license agreement between Hemosol and ProMetic dated June 1, 2004. Pursuant to these amendments, the $4 million milestone payment, which was due to ProMetic as a result of the successful implementation of the Cascade process at the 30-litre pilot scale, has been replaced with a cash payment of $1.1 million and the issuance to ProMetic of 872,093 Common Shares.

STRATEGIC ALLIANCE WITH PROMETIC
During the first quarter, the Company achieved its first milestone under the license agreement with ProMetic relating to the attainment of the 30-litre pilot-scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to have made a cash milestone payment of $4 million to ProMetic. In accordance with the ProMetic License Amendments the Company settled the $4 million milestone payment with a cash payment of $1.1 million and the issuance to ProMetic of 872,093 Common Shares, reducing the total payment under all remaining milestone payments to $10 million. The Company will require further capital to allow it to make the remaining milestone payments.

As part of the strategic alliance with ProMetic, ProMetic is the exclusive supplier of affinity absorbents, or ligands, referred to herein as "resins", which are necessary for the isolation and purification of proteins from plasma using the Cascade, and ProMetic has agreed to supply such resins on commercially reasonable terms and in quantities sufficient to meet all requirements.

BIO-MANUFACTURING
Prior to the layoff of employees and conservation of cash resources noted above, Hemosol was actively pursuing opportunities to generate revenues over the short to mid-term by using its new sterile vial filling suite to provide bio-manufacturing services to companies in the biotechnology sector. Hemosol believes that there is demand for these services and subject to receipt of additional funding, the Company intends to continue to pursue these opportunities.

ORGANON
On September 28, 2004, the Company announced that it had entered into a manufacturing and supply agreement (the "Supply Agreement") with Organon Canada Ltd. ("Organon). As a result of the suspension of bio-manufacturing activity, effective November 8, 2005 the Company and Organon mutually agreed to terminate the Supply Agreement. This termination was implemented without additional cost or penalty to either party.

NASDAQ Listing
On June 21, 2004 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of U.S.$1.00 per Common Share during the 30 consecutive business days preceding such date and that it had 180 days, or until December 20, 2004, to regain compliance. On December 21, 2004, the Company received a letter from NASDAQ informing it that, although the Company had not regained compliance with the minimum bid price requirement, since it met NASDAQ's initial inclusion criteria, it would be provided with an additional 180 days, or until June 16, 2005, to regain compliance. On June 7, 2005, the Company filed articles of amendment for the consolidation of its Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares and since June 10, 2005 the Common Shares have been trading on a post-consolidation basis. On June 24, 2005, the Company was informed by NASDAQ that it had regained compliance with the minimum bid price requirement. On November 3, 2005 the Company received a letter from NASDAQ informing it that it was not in compliance with the minimum bid price of $U.S.
1.00 per Common share during the 30 consecutive business days preceding such date and that it had 180 days, or until May 2, 2006, to regain compliance.

SHARE CONSOLIDATION
On June 7, 2005, the Company filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirement of NASDAQ and retain its NASAQ listing. The Common Shares started trading on a consolidated basis on the TSX and NASDAQ on June 10, 2005. All amounts in this quarterly report reflect the post consolidated Common Shares and post consolidation Common Share prices unless otherwise noted.

RESULTS OF OPERATIONS

FOR THE PERIOD ENDED SEPTEMBER 30, 2005

NET LOSS
For the quarter ended September 30, 2005 the Company had a net loss of $6.1 million or $0.35 per share, compared with a net loss for the quarter ended September 30, 2004 of $3.6 million or $0.25 per share.

Included in this quarter's results were spending related to the Supply Agreement with Organon, amortization of non-cash deferred charges of $0.2 million related to financing costs and additional depreciation of $1.0 million as a result of the Company starting to amortize the technical equipment it deemed available for use in the first quarter of 2005. These costs were partially offset by the recording of minority interest of $0.5 million, as a result from the 7% partnership interest held by LPBP Inc. in Hemosol LP and $0.4 million of revenue related to the Supply Agreement with Organon. The net loss for the quarter ended September 30, 2004 included non-cash stock based compensation expenses of $1.4 million offset by the reversal of a future tax liability of $2.0 million related to the April 2004 Plan of Arrangement primarily as a result of accumulated tax losses.,

REVENUE
Our revenue was derived from the sale of the Hepalean product related to the Supply Agreement with Organon of $0.2 million , Organon's portion of performance qualification costs of $0.1 million and a sale of purified Hemoglobin of $0.1 million.

OPERATING EXPENSES
The Company's operating expenses consist of research and development expenses, manufacturing start-up and overhead expenses, administration, marketing and business development, and support services expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing materials for clinical trials as well as manufacturing start- up and validation costs for our commercial fill-finish operations. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as directors and officers insurance and human resource development costs.

Marketing and business development costs are comprised of business development costs associated with contract manufacturing and pipeline partnering activities.

Support services include the cost of information technology, security, materials management, and purchasing.

Total operating expenses increased from $5.6 million for the quarter ended September 30, 2004 to $5.7 million for the quarter ended September 30, 2005 an increase of $0.1 million, bringing operating expenses for the nine months ended September 30, 2005 to $18.0 million compared with $13.6 million for the same period in the prior year. This increase for the nine month period results from the recording of an additional $3.1 million in depreciation for the technical equipment that is now deemed available for use, for increased bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon, and increased activity in support of the issuance of the Establishment License by Health Canada which occurred on June 30, 2005.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES
Scientific and process development expenses increased from $3.3 million for the quarter ended September 30 2004, to $4.1 million for the quarter ended September 30, 2005, an increase of $0.8 million. This brought scientific and process development expenses for the nine months ended September 30, 2005 to $13.7 million compared to $7.9 million for the same period in the prior year. This increase was mainly due to increased activity related to the Company's bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon and costs related to the requisite validation and licensing of the Meadowpine Facility by Health Canada. Included in this amount is additional depreciation of approximately $3.1 million for the technical equipment that is now deemed available for use.

REGULATORY AND CLINICAL EXPENSES
Regulatory and clinical expenses decreased from $0.4 million for the quarter ended September 30, 2004 to $0.2 million for the quarter ended September 30, 2005, a decrease of $0.2 million. This brought regulatory and clinical expense for the nine months ended September 30, 2005 to $0.8 million compared with $1.0 million for the same period in the prior year. These costs represent routine baseline regulatory and clinical support activities.

ADMINISTRATION EXPENSES
Administration expenses decreased from $1.4 million for the quarter ended September 30, 2004 to $1.2 million for the quarter ended September 30, 2005, a decrease of $0.2 million. This brought administration expenses for the nine months ended September 30, 2005 to $2.6 million compared to $3.6 million for the same period in the prior year. This decrease was due primarily to lower stock-based compensation expense of $1.0 million in the current period.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES
Marketing and business development expenses decreased slightly for the quarter ended September 30, 2005, a decrease of $0.04 million. This brought marketing and business development expenses for the nine months ended September 30, 2005 to $0.7 million compared with $0.6 million for the same period in the prior year. This increase primarily resulted from increased activity for business development costs associated with the bio-manufacturing initiative and partnering activities related to the drug development pipeline.

AMORTIZATION OF DEFERRED CHARGES
Amortization of deferred charges for the quarter ended September 30, 2005, was $0.2 million, which represents charges related to a portion of the warrants issued to MDS, a related party, in relation to the $20 million credit facility for its guarantee of the Loan as well as charges related to the convertible debt issued on April 8, 2005. This brought amortization of deferred charges for the nine months ended September 30, 2005 to $0.8 million compared with $1.8 million for the same period in the prior year. The financing costs in the prior year of $1.8 million related to the plan of arrangement with MDS under which the Company, through a re-organization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing accumulated future tax assets for a $16.0 million cash infusion.

INTEREST AND ACCRETION EXPENSE
Net interest expense increased from $0.2 million for the quarter ended September 30, 2004 to $0.6 million for the quarter ended September 30, 2005, an increase of $0.4 million. This brought net interest expense for the nine months ended September 30, 2005 to $1.5 million which includes an accretion expense of $0.4 million, compared with $0.7 million for the same period in the prior year with no accretion expense. This increase was a result of interest being paid and accreted on the convertible debt.

Each month, the Company is required to recognize accretion interest on the carrying value of the Note such that the carrying value of the Note on March 30, 2008 will equal the amount of its final principal payment of U.S.$2.7 million due on that date. To date the Company has recognized $0.4 million in accreted interest expense.

NET GAIN ON ARRANGEMENT
The Net gain for the period ended June 30, 2004 is related to the Arrangement. The net gain on this transaction amounted to $6.8 million and is comprised of cash received of $16.0 million and the fair value of the 0.5% interest in LPBP Inc. amounting to $0.3 million less the 7% minority interest in Hemosol LP owned by LPBP Inc. of $6.2 million, future tax liabilities that arose because of the transaction amounting to $3.7 million and the transaction costs of $2.1 million.

MINORITY INTEREST

The Minority Interest results from the 7% partnership interest held by LPBP Inc. in Hemosol LP.

CASH FLOW

OPERATING ACTIVITIES
The cash used by operating activities increased from $3.4 million for the quarter ended September 30, 2004 to $3.9 million for the quarter ended September 30, 2005, an increase of $0.5 million. This brought cash used by operating activities for the nine months ended September 30, 2005 to $13.9 million compared with $11.6 million for the same period in the prior year. This increase in cash used by operating activities related to the Company's bio-manufacturing initiatives, specifically related to the Supply Agreement with Organon, costs related to the requisite validation and licensing of the Meadowpine Facility by Health Canada and the timing of payment of outstanding payables.

INVESTING ACTIVITIES
The cash used in investing activities for the nine months ended September 30, 2005 was a result of the Company achieving the first milestone relating to the attainment of the 30-litre-pilot scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to make a cash payment of $4.0 million to ProMetic. As noted above in the section "2005 Financing Transactions" Hemosol and ProMetic amended the license agreement, and Hemosol settled the $4.0 million milestone payment with the payment of $1.1 million in cash and the issuance to ProMetic of 872,093 Common Shares.

The cash provided by investing activities for the nine months ended September 30, 2004 was a result of completing the Arrangement, for which the Company received $15.0 million ($12.9 million net of transaction expenses) from LPBP Inc. The cash used in investing activities related to the payment of $1.5 million to ProMetic upon signing a definitive license agreement.

FINANCING ACTIVITIES
For the quarter ended September 30, 2005 the escrowed funds of $1.0 million related to the Arrangement were released on August 15, 2005.

For the nine months ended September 30, 2005 the Company received gross proceeds of $7.3 million (net $6.1 million) associated with the issuance of Common Shares under the private placement agreement. In addition the Company also received U.S.$5 million for the issuance of the convertible debt.

DEFERRED CHARGES
Deferred charges for the nine months ended September 2005 related to costs associated with the extension of the MDS Guarantee and the issuance of a U.S.$5 million convertible note (see 2005 Financing Transactions above).

Quarterly Financial Data
(Thousands of dollars)


                                                 2005                        2004                     2003
-------------------------------------------------------------------------------------------------------------
                                     Q3       Q2        Q1      Q4       Q3        Q2       Q1         Q4
                                     ------------------------------------------------------------------------
                                     9/30     6/30      3/31    12/31    9/30      6/30     3/31       12/31
Revenue                              372      -         -       -        -         -        -          -
Loss from operations                 5,697    6,610     5,704   5,019    5,603     4,518    3,463      10,411
Net loss (income) for the period     6,081    6,918     5,855   4,486    3,596     (2,929)  4,995      10,947
Net loss (income) for the            0.35     0.39      0.40    0.32     0.24      (0.21)   0.36       0.88
period    per common share


LIQUIDITY AND CAPITAL RESOURCES
As  of   September   30,  2005  the  Company  had  $0.8   million  of  cash  and
cash-equivalents.

On March 30,  2005 the  Company  entered  into  agreements  related  to  private placement transactions resulting in gross proceeds to the Company of approximately $13.4 million. These agreements included (i) a securities purchase agreement providing for the issuance to Laurus of a U.S.$5 million convertible note and a warrant to purchase 682,280 Common Shares, and (ii) an agency agreement and subscription agreements relating to the sale of 2,736,436 special warrants of the Company. The closing of the private placement transactions occurred on April 8, 2005. These transactions are described in the 2005
Financing Transactions above. The proceeds from this transaction allowed the Company to meet its short term cash flow requirements to the fourth quarter of 2005.

Hemosol has held several discussions with potential investors in connection with its proposed private placement financing but no commitments have been obtained to date. Hemosol has also held discussions with several parties in connection with potential strategic transactions but no commitments have been obtained to date. No assurance can be given that Hemosol will be able to complete any such transactions given its current financial resources. On October 28, 2005, Hemosol served approximately two thirds of its employees with layoff notices. The layoffs are necessary in order for the Company to conserve its remaining cash and to continue to pursue potential strategic relationships and various financing options. However, the successful conclusion of additional financing cannot be predicted at this time which casts substantial doubt on the Company's ability to continue as a going concern.

Hemosol has not been profitable since inception and at September 30, 2005, the Company had an accumulated deficit of $285.1 million.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.


CAPITAL EXPENDITURES
In 2004, the Company spent $1.4 million in capital expenditures related to bio-manufacturing activities, of which $1.2 million related to the installation of vial filling equipment and related structural modifications, in anticipation of building its bio-manufacturing services.

For the 2005 fiscal year, the Company invested approximately $0.5 million in capital expenditures related to bio-manufacturing activities.

COMMITMENTS

LONG-TERM DEBT
On October 25, 2002, the Company entered into a credit facility agreement with the Bank in the amount of $20 million. This facility is guaranteed by MDS (the "Guarantee"), a shareholder with greater than 10% shareholding in the Company and is collateralized by a fixed and floating charge over all of the assets of the Company. Under the Guarantee, MDS is subrogated and takes an assignment of the rights and remedies of the Bank under the facility. Borrowings under the facility bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly.

As part of a special meeting of the shareholders that was held on January 22, 2004, the Company was authorized to issue an additional 1,000,000 warrants to MDS. The issuance of the warrants had the effect of extending the expiry date of the facility from October 1, 2004 to May 25, 2005. As part of the Arrangement the 1,000,000 warrants were reduced to 500,000 warrants and issued on August 25, 2004. All of these warrants are now vested.

On April 8, 2005, the Company completed a private placement and a series of related transactions, which included the extension of the Loan and Guarantee to May 25, 2007 and June 20, 2007 respectively. As consideration for the extension, the Company issued 687,500 common share purchase warrants to MDS. For full details, please refer to "2005 Financing Transactions" above.

PROMETIC
The Company has agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $14.0 million. These payments are due and payable by Hemosol to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones.

During the third quarter, the Company achieved the first milestone relating to the attainment of the 30-litre pilot-scale production with the Cascade at targeted yields. In accordance with the license agreement, on achievement of this milestone, Hemosol was to make a cash payment of $4 million to ProMetic. As noted above in the section "2005 Financing Transactions" Hemosol and ProMetic amended the license agreement, and Hemosol settled the $4 million milestone payment with the payment of $1.1 million in cash and the issuance to ProMetic of 872,093 Common Shares.

In addition to the milestone payments, Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.

OUTSTANDING SHARE DATA
On April 8, 2005, the Company completed a series of transactions including a private placement of securities. For full details, please refer to "2005 Financing Transactions" above. As a result, at September 30, 2005 the Company had 17,907,357 Common Shares outstanding and 8,262,661 outstanding warrants and options and 1,811,594 convertible options.

OUTLOOK
The Company expects to incur further losses from operations until it is able generate commercial revenue from therapeutic proteins derived from the Cascade, currently estimated to commence in 2008.

Subsequent to quarter-end on October 28, 2005 the Company served approximately two thirds of its employees with layoff notices. The layoffs were necessary in order for the Company to conserve its remaining cash in order to continue to pursue potential strategic relationships and various financing options. As a result of this significant reduction in the size of the Company's workforce and limited financial resources, the Company has scaled-back activities and extended the timeline for implementation of the Cascade. Implementation of the Cascade is wholly dependant on the receipt of additional funding and/or consummation of a strategic transaction. The Company also suspended the provision of bio-manufacturing services to third parties

The Company has also held discussions with several parties in connection with potential strategic and financial transactions but no commitments have been obtained to date. No assurance can be given that the Company will be able to complete any such transactions given its current financial resources and there is substantial doubt that the Company will continue as a going concern. The Company is in discussions with its secured creditors with respect to its current financial position.

The  Company   continues  to  pursue  a  number  of  strategic   and   financial
opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products.

FORWARD LOOKING STATEMENTS
To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in the Company's 2004 annual report.

                        Certification of Interim Filings



     I, Lee Hartwell, Chief Executive Officer of Hemosol Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;



Date: November 10, 2005

/s/  Lee Hartwell

Lee Hartwell
Chief Executive Officer

                        Certification of Interim Filings



     I, Lee Hartwell, Chief Financial Officer of Hemosol Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hemosol Corp., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;



Date: November 10, 2005

/s/ Lee Hartwell

Lee Hartwell
Chief Financial Officer

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 HEMOSOL CORP.


                                 By:   /s/ Lee Hartwell
                                      ------------------------------------------
                                      Name:  Lee Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date:  November 14, 2005